ARTEX CORP.

Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

Re: Artex Corp.
    Registration Statement on Form S-1
    Filed May 20, 2014
    File No. 333-196109

Dear Mara L. Ransom;

     In response to your letter dated August 22, 2014 which included comments regarding our registration statement, we have prepared the following responses:

DILUTION, PAGE 16

     1. We note your response to comment 1 in our letter dated August 12, 2014 and your revised disclosures. Please provide, in your response, the detailed calculations on how you arrived at each of the amounts in the dilution table on page 17. Please also reconcile this detail with the amounts included in the narrative descriptions that follow the table. We may have further comments after reviewing these calculations you provide.

Respond: We have revised our document.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 42

     2. We note your response to comment 4 in our letter dated August 12, 2014; however we are unable to locate the requested disclosure in your latest amendment. Accordingly, we reissue this comment. Please disclose the existence of the recent loans Mr. Niezgoda made to your company.

Respond: We have disclosed the existence of the recent loans Mr. Niezgoda made to our company on page 42 and in financials under NOTE 4 - Loans from Director.

Sincerely,


/s/ Jacek Niezgoda -- President
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Mr. Niezgoda